UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-671

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K/Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q/Form 10-QSB	☐ Form N-SAR
For Period Ended: March 31, 2001
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Full Name of Registrant: Motor Club of America
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 95 Route 17 South
City, State and Zip Code: Paramus, New Jersey 07653

PART II - RULES 12b-25(b) AND (c)If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to delays caused by the additional time that was needed to complete the Registrant's regulatory reporting requirements for the year ended December 31, 2000, additional time is required to properly complete the Report for the period ended March 31, 2001. The Registrant believes that it will have no difficulty in filing the Report on or before the extended due date, which will be May 20, 2001.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Patrick J. Haveron (Name)	201 (Area Code)	291-2112 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Motor Club of America (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2001	By: /s/ Patrick J. Haveron
Patrick J. Haveron, Executive Vice President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer